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# Doug McCright · 3rd

President and Co-Founder ABC FinTech / ABC Tokens

McKinney, Texas, United States · Contact info

396 connections

ABC FinTech

Harvard Business School

## Experience

### President and Co-Founder ABC FinTech / ABC Tokens

ABC FinTech · Full-time
Jul 2020 – Present · 1 yr 8 mos
Chicago, Illinois, United States

ABC is democratizing commercial real estate investing. We believe that real estate investing should be simple & accessible, so we created a platform that lowers the barriers to entry and offers a seamless experience for Investors and unprecedented liquidity.

The value of our crypto tokens is not based on technology, speculation or FOMO (fear of missing out). Instead, the value of ABC Tokens is supported by a well-known & trusted hard asset: Commercial Real Estate. The best part? Marrying the two together (blockchain and CRE) creates the best of both worlds, i.e. commercial real estate, historically exclu: ...see more

Welcome to ABC Tokens - The FUTURE...

### Senior Consultant

Family Business Institute
Dec 2012 – Present · 9 yrs 3 mos
Raleigh-Durham, North Carolina Area

As a Senior Consultant I provide management consulting services including strategic planning, c-level executive recruiting, management ad ownership succession planning, generation transitioning and CEO round-table facilitation.

### Founder and CEO

Next Steps Consulting Group
Apr 2017 – Present · 4 yrs 11 mos
Dallas/Fort Worth Area

Next Steps Consulting is a specialty family business consulting team focused on helping family and closely held businesses in the Dallas, Texas metroplex to work through the challenges that are unique to them. Our family business consultants remain the premier service providers in the Dallas, TX area. We approach our consulting projects by w ...see more

### Principal

McCright Enterprises, LLC
1997 – Present · 25 yrs

Formed and operated management and financial consulting business. Projects include: (1) developed new market for former employer: formulating strategy, developing business plan, recruiting personnel for management team, setting priorities and policies, preparing budgets and cash flows, authorizing capital expenditures, securing and fostering supplier a ...see more

### CEO | Founder

SafePact.com
Jun 2011 – Dec 2016 · 5 yrs 7 mos
McKinney, TX

SafePact is a cloud based Home Improvement Management Service designed to help Homeowners and Contractors manage Home Improvement Projects more easily and efficiently. SafePact provides online tools to facilitate communication and documentation to ensure better experiences.

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## Education

**Harvard Business School**
MBA, Finance
1987 – 1989
Activities and Societies: Selected by faculty to tutor first-year Finance Awarded Harvard Business School Fellowship Emphasis: Finance

**Southern Illinois University**
Bachelor of Science (BS)
Activities and Societies: Southern Illinois University Academic Scholarship all semesters

Honors: Magna Cum Laude